August 8, 2023 VIA EDGAR Claudia Rios Division of Corporation Finance Office of Energy & Transportation United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Re: Phoenix Capital Group Holdings, LLC
Post-Qualification Amendment No. 3 to Form 1-A Filed June 27, 2023 File No. 024-11723

Dear Ms. Rios:

This letter is submitted on behalf of Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (the “Issuer”). We are submitting this following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated July 19, 2023 (the “Comment Letter”) to the Issuer’s Post-Qualification Amendment to Offering Statement on Form 1-A filed on June 27, 2023 (“Amendment No. 3”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. Page references contained herein refer to the Issuer’s Post-Qualification Amendment to Offering Statement on Form 1-A filed on August 7, 2023 (“Amendment No. 4”), concurrently with the filing of this letter.

For ease of reference, the Staff’s comment contained in the Comment Letter is reprinted below in bold and is followed by the corresponding response of the Issuer. Capitalized terms used but not defined herein have the meanings described to them in Amendment No. 4 unless otherwise indicated.

Post-Qualification Amendment No. 3 to Form 1-A filed June 27, 2023

Maturity Date, page 6

1.

We note that you have removed disclosure from this section stating that the extension of the maturity date would constitute a new offering. Please tell us whether you will file a post-qualification amendment if there is a fundamental change to the terms of a security.

Issuer’s Response:

In response to the Staff’s comment we have reinserted the disclosure previously removed. The Issuer will file a post-qualification amendment if there is a fundamental change to the terms of a security.

Use of Proceeds, page 18

2.

We note in footnote 1 you state that the Broker-Dealer Fee assumes that "we sell the Maximum Offering Amount comprised of $10,679,000." You state in your response letter that your updated Maximum Offering Amount is $14,131,000 in gross proceeds. Please revise to include the updated and accurate maximum offering amount throughout the filing.

T. RHYS JAMES  |  Member

rjames@kv-legal.com  |  p 804.823.4041  |  f 804.823.4099

Securities and Exchange Commission

August 8, 2023

Issuer’s Response:

The Issuer has revised its disclosure throughout Amendment No. 4 to reflect its new Maximum Offering Amount of $20,076,000 (20,076 Bonds), which has increased due to the passage of time and resulting ability to qualify additional securities under the $75,000,000 annual limit of Regulation A. The Issuer has updated the Maximum Offering Amount in all places it appears as well as the other numbers in Amendment No. 4 that are calculated using the Maximum Offering Amount.

Broker-Dealer and Compensation We Will Pay for the Sale of the Bonds, page 22

3.

We note your disclosure that Mr. Willer will be "re-allowed" a portion of the broker dealer fee. Please revise to clarify the meaning of this term for investors and disclose the portion of the fee to which Mr. Willer will be entitled.

Issuer’s Response:

In response to the Staff’s comment, the Issuer has revised disclosure on the cover page and on page 18 and 22 of Amendment No. 4 to reflect that Mr. Willer will be paid compensation of up to 2% of the gross proceeds of the Offering out of the Broker-Dealer Fee.

Description of Bonds, page 39

4.

In prior comment 5, we requested that you clearly state the amount of bonds and unsecured notes offered and sold in each Regulation D offering. We re-issue our comment, in part. In this regard, we note the second paragraph on page 5 of your response letter where you state that the Issuer "began selling Bonds under the third 506(c) offering on July 22, 2022 (the “Third 506(c) Offering”)" and also state that "as of June 22, 2023, the Issuer sold approximately $14,400,000 of unsecured notes in the Third 506(c) Offering." It is unclear whether you are using Bonds and unsecured notes interchangeably, or if both types of securities were offered during the Third Offering (if so, clarify the amount sold of each security). Please revise to ensure that references to unsecured notes, unsecured bonds, and Bonds are made consistently, including capitalization, as applicable, and with specific meaning (rather than interchangeably) in both the response letter and in the Offering Statement.

Issuer’s Response:

The Issuer has revised its disclosure on pages 6 and 32 of Amendment No. 4, as well as throughout Amendment No. 4, to carefully and specifically refer to the securities offered in each of the six unregistered offerings in which the Issuer has engaged. The securities offered in the Issuer’s first two unregistered offerings, identified and defined as the 506(b) Notes and the 506(c) Notes in Amendment No. 4, were named “unsecured notes” on their face. The securities offered in the Issuer’s Second, Third and Fourth 506(c) Offerings, as referenced in our response letter dated June 26, 2023 (the “Initial Response Letter”), were all named bonds on their face and have been identified and defined in Amendment No. 4 as the 11% Bonds, the Short-Term Bonds, and the Subordinated Regulation D Bonds, respectively. In addition, the 506(b) Notes, 506(c) Notes, 506(c) Bonds and Short-Term Bonds are referred to collectively as the “Pari Passu Obligations” because they each rank pari passu with the unsecured bonds the Issuer is offering under Regulation A, which are referred to herein and in Amendment No. 4 as the “Bonds.” The Subordinated Regulation D Bonds are named as such because the obligations thereunder are subordinate to the Issuer’s obligations under the Bonds.

Securities and Exchange Commission

August 8, 2023

The Issuer offered and sold solely the 506(b) Notes under its 506(b) offering, solely the 506(c) Notes under the Initial 506(c) Offering (as defined in the Initial Response Letter), solely the 11% Bonds under Second 506(c) Offering (as defined in the Initial Response Letter), solely the Short-Term Bonds under the Third 506(c) Offering (as defined in the Initial Response Letter), and solely the Subordinated Regulation D Bonds in the Fourth 506(c) Offering (as defined in the Initial Response Letter).

We have reviewed Amendment No. 4 and revised the disclosure therein to accurately use the defined names of each of the Issuer’s previously issued unregistered debt securities, as well as those for which the offering is ongoing.

5.

Please clarify your statement in the third paragraph on page 5 of the response letter that the selling of unsecured bonds pursuant to the Fourth Offering "replaced" the Second and Third Offering. In this regard, it is unclear whether the securities offered in the Fourth Offering were intended to be the same as or different than the two preceding offerings.

Issuer’s Response:

The securities offered in the Fourth 506(c) Offering are different from those offered in the Second and Third 506(c) Offerings. While each of the securities offered in the Second, Third and Fourth 506(c) Offering is named a bond on its face, each offering includes securities with different terms and interest rates. In addition, the Subordinated Regulation D Bonds are subordinate to the Bonds offered under Regulation A, while the 11% Bonds and Short-Term Bonds are not.

The Issuer terminated the Second and Third Offerings immediately prior to the commencement of the Fourth 506(c) Offering. So, the Fourth 506(c) Offering replaced its two predecessors Rule 506(c) offerings with respect to the Issuer’s efforts to raise capital from accredited investors pursuant to Rule 506(c) of Regulation D. As noted above, the securities offered and sold in the Fourth 506(c) Offering were intended to be different, and are different, from those offered and sold in the Second and Third 506(c) Offerings.

6.

Refer to the final paragraph of your supplemental response to prior comment 5. Can you affirmatively state that you ensure that the PPMs that include Reg. A information will be accompanied or preceded by the offering circular? For example, do you have controls in place ensuring that the only access to the PPMs is via the website, or is it possible investors could get them from another source? Please confirm and advise.

Issuer’s Response:

The Issuer firmly believes that any PPM including Reg. A information would be and has been accompanied by or preceded by the offering circular. First, the Issuer believes it is very unlikely that any prospective investor would make contact with any of the Issuer’s personnel for purposes of making an investment without first visiting the website and/or attending a webinar. The Issuer’s advertising for its investment offerings does not contain direct contact information for the Issuer’s personnel, rather it directs investors to the website and/or into a webinar where the prospective investor can sign up to receive further information or be contacted by the Issuer. As previously noted in the Initial Response Letter, the Issuer’s website and all webinar powerpoint presentations contain a link to the offering circular. The Issuer has reviewed its records and is not aware of an investor in any of the Second, Third or Fourth 506(c) Offerings that did not initially contact the Issuer through the website or as a result of a webinar.

Securities and Exchange Commission

August 8, 2023

Further, the Issuer instructs and directs its management and any personnel who may communicate with a prospective investor in an offering under Regulation D or Regulation A to direct such investors to review the Issuer’s offering information available on its website and to attend a webinar prior to delivering a PPM to such investor. So, even if an investor were to contact the Issuer outside of the website and webinar mechanisms, the Issuer does not believe such an investor would receive a PPM prior to being directed to the website and a webinar, and receiving the links to the offering circular. Additionally, any electronic mail communication sent by the Issuer’s personnel includes a link to Issuer’s website, where the offering circular may be accessed.

Finally, each PPM for the Second, Third and Fourth 506(c) Offerings contains and has contained since the date of its initial publication, a link to both: (1) the Issuer’s website where the offering circular may be accessed; and (2) the Issuer’s filings on EDGAR including the offering circular. Resultingly, even if a PPM were delivered to a prospective investor without such investor otherwise being delivered the offering circular via the Issuer’s website or webinar, which the Issuer does not believe would occur with the controls it has in place, the offering circular links would be available through the PPM.

Manager and Executive Officers and Significant Employees, page 47

7.

We note your response to prior comment 6. Please revise to disclose Adam Ferrari's involvement with Ferrari Energy and provide any related disclosures required under Item 10. Ensure that you have provided similarly comprehensive disclosure for your manager and other executive officers.

Issuer’s Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure on pages 47 through 48 of Amendment No. 4 with respect to Ferrari Energy and other disclosure contained in the biographical information set forth for Adam Ferrari and other executive officers and significant employees.

Compensation of Directors and Executive Officers, page 49

8.

We note that your revisions reflect increased cash compensation paid to your executive officers in the fiscal year ended December 31, 2022. In this regard, we note that the compensation paid to the chief executive officer is significantly higher than previously disclosed. With a view to disclosure, please tell us the basis for these revisions.

Issuer’s Response:

The Issuer determined that its prior disclosure of the compensation of its three highest paid executive officers for the fiscal year ended December 31, 2022 was in error. The Issuer previously revised the disclosure to correct such error.

Supplement Oil and Gas Schedules - Unaudited

Oil and Natural Gas Reserve Information, page 57

9.

We have reviewed your expanded disclosure in response to prior comment 9 and reissue our comment in part, as the explanation relating to the revisions of previous estimates provided in footnote 1 identifies various individual factors, such as new well reserve additions on existing ownership, technical revisions due to changes in commodity prices, and well performance relative to type curves, but does not clearly correlate these factors to the specific annual period in which the change occurred. Please revise your discussion to separately identify and quantify each individual factor that contributed to the overall change in the net quantities of reserves for each of the annual periods presented, e.g. the specific factors contributing to revisions for the year ended December 31, 2021 and for the year ended December 31, 2022. If two or more unrelated factors are combined to arrive at the overall change during the period, your revised disclosure should separately identify and quantify each factor, including offsetting factors, so that the change in net reserve quantities is fully explained. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

Securities and Exchange Commission

August 8, 2023

Issuer’s Response:

In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 57 of Amendment No. 4.

Standardized Measure of Discounted Future Net Cash Flows, page 58

10.

We have reviewed your expanded disclosure in response to prior comment 9 and reissue our comment in part, as your disclosure of the changes that occurred in the standardized measure of discounted cash flows appears to be limited to the changes that occurred between December 31, 2021 and the year ended December 31, 2022. Please expand your disclosure to additionally present the changes that occurred between December 31, 2020 and the year ended December 31, 2021. Also consider modifying your presentation format to provide the changes as a reconciliation in the dollar amounts from the beginning to the end of each period, e.g. beginning December 31, 2021 and ending December 31, 2022, and beginning December 31, 2020 and ending December 31, 2021. Refer to FASB ASC 932-235-50-35 and Item 302(b)(1) of Regulation S-K.

Issuer’s Response:

In response to the Staff’s comment, please see the revised table on page 58 of Amendment No. 4.

Please feel free to contact me at (804) 823-4041 for any questions or comments related to this letter.

Very truly yours,

/s/ T. Rhys James T. Rhys James, Esq

cc:	Lindsey Wilson
Curtis Allen